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SEC FILE NUMBER 0-27140
CUSIP NUMBER 667746101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Northwest Pipe Company

Full Name of Registrant

Former Name if Applicable

5721 SE Columbia Way, Suite 200

Address of Principal Executive Office (Street and Number)

Vancouver, WA 98661

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Northwest Pipe Company (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014 (the “Quarterly Report”) within the prescribed time period because management of the Company has identified a material weakness in its internal control over financial reporting relating to goodwill that existed as of December 31, 2013. This material weakness did not result in any adjustments to the annual or interim consolidated financial statements. A material weakness indicates that internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DCP”) (as defined in Rules 13a-15(c) and 15d-15(e) under the Exchange Act) were not working effectively, and because that same material weakness had not yet been remediated at June 30, 2014, our DCP continued to be ineffective as of that date. Our Annual Report on Form 10-K for 2013 and our Quarterly Report on Form 10-Q for the first quarter of 2014 will be amended to reflect the conclusions reached. The Company is in the process of remediating the identified material weakness in ICFR and expects to have that work completed by the end of the year, although there can be no assurance we will accomplish that goal.

Our need to re-evaluate our internal control over financial reporting related to accounting for goodwill arose after a routine inspection by the Public Company Accounting Oversight Board (“PCAOB”) of our independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), which included a review by the PCAOB of PwC’s independent audit of our 2013 financial statements and ICFR. In addition, following the inspection, management of the Company and PwC re-evaluated our ICFR related to our accounting for goodwill, which ultimately resulted in the conclusion discussed in the preceding paragraph. The Company is in the process of finalizing its disclosures pursuant to Part I, Item 4 (Controls and Procedures), which includes completing internal and external review of the disclosures. Thus, the Company is unable to file its Quarterly Report within the prescribed time period without unreasonable effort or expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robin Gantt	(360)	397-6250
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the Company’s Form 8-K dated August 4, 2014.

Northwest Pipe Company

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2014	By:	/s/ Robin Gantt Robin Gantt, Senior Vice President, Chief Financial Officer and Assistant Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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